EXHIBIT 99.1

For Immediate Release 21-56-TR	Date:	December 5, 2021

Teck Provides Update on Severe Weather Impacts in British Columbia

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided an update to sales and production guidance, related to logistics disruptions caused by heavy rain, flooding and mudslides in British Columbia, Canada.

B.C. Logistics Disruptions

Rail service between west coast terminals and Teck’s B.C. operations remains impacted by recent heavy rains and flooding, with both CN and CP operating at reduced levels following service interruptions.

As a result of the rail disruption, primarily affecting shipments to Neptune and Westshore terminals in the Lower Mainland, we now estimate our fourth quarter steelmaking coal sales at 5.2 – 5.7 million tonnes, compared to 6.4 – 6.8 million tonnes previously. We have diverted shipments to Ridley Terminals in Prince Rupert to maximize sales during the quarter, which will affect our transportation costs for the quarter. CN and CP are reporting positive progress on restoring service capacity and are continuing to increase Teck shipments to Lower Mainland terminals. We expect that when rail service is fully restored we will be able to substantially recover delayed fourth quarter sales in the first half of 2022.

Strong logistics chain performance leading up to the heavy rain events resulted in historically low clean coal inventories at our operations, mitigating impacts on production volumes. To date, we have not idled any processing facilities and continue to stockpile clean coal at sites and manage available railing capacity to minimize production impacts. As a result, we expect annual steelmaking coal production of 24.5 – 25.0 million tonnes, compared to our previous guidance following the wildfires in the third quarter of nearly 25 million tonnes.

We now estimate our 2021 annual adjusted site cash cost of sales to be approximately $64 – $66 per tonne, slightly above the upper end of our previous guidance of $59 – $64 per tonne.

Due to the ongoing rain-related rail disruptions and associated demurrage costs in the fourth quarter, in addition to previously disclosed wildfire impacts and inflationary pressures, we now expect 2021 full year transportation costs of $44 – $46 per tonne compared to our previous guidance of $42 per tonne or slightly higher for the year.

We note that increased costs are more than offset by continued strong steelmaking coal prices through the second half of 2021. The average steelmaking coal price for the three months ending November 30, 2021 settled at US$371 per tonne, US$168 higher per tonne on an FOB basis than the three month average at end of August 2021, and US$254 higher than the three month average at the end of May

2021, compared to only $3 per tonne higher transportation cost, based on the mid-point of our updated annual guidance.

While there has been no impact to production at Highland Valley Copper, up to 4,500 tonnes contained copper in concentrate sales are also at risk of being delayed into the first quarter of 2022 due to logistics chain disruptions.

Teck is focused on protecting the health and safety of employees and contractors, and there is currently no risk to health and safety or infrastructure at Teck’s B.C. operations from heavy rain impacts.

Cautionary Statement on Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: updated 2021 annual and Q4 steelmaking coal production guidance; anticipated recovery of normal rail service, our ability to recover lost Q4 coal sales in the first half of 2022, and possible impacts on Q4 copper sales for HVC; confirmation of steelmaking coal guidance provided July 26, 2021; and updated annual cost of sales and transportation cost guidance for steelmaking coal.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding weather conditions, general business and economic conditions; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; continuing availability of water and power resources for our operations; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations; the outcome of our coal volume negotiations with customers; and our ongoing relations with our employees and with our business and joint venture partners. Statements concerning future production costs and volumes are based on numerous assumptions regarding operating matters and on assumptions that: counterparties perform their contractual obligations; operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and adverse weather conditions. The foregoing list of assumptions is not exhaustive.

Factors that may cause actual results to vary materially include, but are not limited to: changes in market demand for our products; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment; government action; industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 mitigation protocols;

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failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; and negative changes or deterioration in general economic conditions.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the impacts on our suppliers, customers and markets for our products. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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